ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433 of the Securities Act of 1933

Relating to Preliminary Prospectus Dated August 13, 2015

Registration No. 333-205135

Dated August 13, 2015

This free writing prospectus relates only to the American Depositary Shares (“ADSs”) and warrants to purchase ADSs (the “Warrants”) described below and should be read together with the Preliminary Prospectus, dated August 13, 2015, relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form F-1 (File No.  333-205135) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1552795/000119312515289189/d907977df1a.htm .

The following information supplements and updates the information in the Preliminary Prospectus:

Issuer:	Benitec Biopharma Limited (“Benitec”)

Securities offered:	1,500,000 ADSs representing 30,000,000 ordinary shares, and Warrants to purchase 500,000 ADSs (excluding the underwriters’ option to purchase up to 225,000 additional ADSs and/or up to 75,000 additional Warrants to cover over-allotments). Each ADS is being sold together with one third of a Warrant.

Public offering price:	$10.00 per ADS $0.01 per full Warrant

Shares to be outstanding immediately after this offering:	145,881,763 (excluding any exercise of underwriter’s option and excluding the 500,000 ADSs underlying the Warrants)

Net proceeds to Benitec:	Approximately $12.1 million (or approximately $14.2 million if the underwriter exercises its option to purchase additional ADSs from us in full), after deducting underwriter’s discounts and commissions and estimated offering expenses payable by us.

Use of Proceeds:

We intend to use the net proceeds from this offering as follows:

•    approximately US$6 million for development of Hepbarna for hepatitis B, for preclinical studies intended to establish in vivo preclinical proof of concept and through to the submission of an IND application;

•    approximately US$4 million for preclinical studies intended to establish in vivo preclinical proof of concept of the AMD program and through to the submission of an IND application and initiation of a clinical trial;

•    approximately US$2 million for development of the OPMD program through to the submission of an IND application; and

•    the remainder for discovery, development and acquisition of complementary targets and technologies and for working capital and general corporate purposes.

Following the completion of this offering, we believe that our available funds will be sufficient to advance our product candidate for hepatitis C through Phase I/IIa clinical trials; to advance our product candidates for hepatitis B and OPMD through completion of pre-clinical proof of concept trials and to submission of IND applications; and to advance our product candidate for AMD through completion of pre-clinical trials, the submission of an IND application and the initiation of a clinical trial. Advancing our product candidate for NSCLC through completion of pre-clinical trials, and advancing our product candidates for hepatitis B and OPMD into clinical trials, would require additional financing apart from this offering. As of June 30, 2015, our cash and cash equivalents were A$21.8 million.

Pro forma as adjusted capitalization:	Based on the expected initial public offering price of $10.00 per ADS, as of December 31, 2014, on an as adjusted basis to give effect to the sale of 1,500,000 ADSs and Warrants to purchase 500,000 ADSs in this offering and the receipt of the net proceeds therefrom, contributed equity would have been approximately $118.4 million, total stockholders’ equity would have been approximately $36.4 million and total capitalization would have been approximately $34.1 million.

Dilution:	Based on the expected initial public offering price of $10.00 per ADS, our pro forma as adjusted net tangible book value would have been $36.4 million, or $4.76 per ADS, as of December 31, 2014. This represents an immediate increase in net tangible book value to existing stockholders of $0.56 per ADS and an immediate dilution in pro forma net tangible book value of $5.24 per ADS to investors purchasing in this offering at the expected initial public offering price.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site as www.sec.gov. Alternatively, the issuer or the underwriter will arrange to send you the prospectus if you request it by calling toll free (800) 724-0761.